SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

February 19, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Buenos Aires, February 19, 2008

Messrs.
Comisión Nacional de Valores / Bolsa de Comercio de Buenos Aires
City of Buenos Aires
By hand

Re.: Report on relevant event - Act with related parties - Section 73 of decree No. 677/2001 and section 2, Chapter XXI of book 6 of the Rules of the Comisión Nacional de Valores

Dear Sirs,

This is to advise you that on this date the board of directors of Banco Macro S.A. has decided to grant an indemnity in favor of its directors and statutory auditors. The purpose of the indemnity is to take on responsibility for any economic damage such officers may suffer as a result of a potential claim originated in the performance of their duties. It must be made clear that such an indemnity does not apply to those cases where the action or claim results from a fraudulent, dishonest, bad faith or malicious act, or gross negligence, on the part of the directors or statutory auditors.

As this is an act with related parties under the terms of section 73 of decree No. 677/2001, the matter was submitted to the Audit Committee, which expressed a favorable opinion on the act, the grounds of which are evidenced in the minutes attached hereto.

We further advise you that the board of directors has decided to announce the aforementioned board’s decision at the next shareholders' meeting.

Yours sincerely,

MINUTES OF THE AUDIT COMMITTEE

In the City of Buenos Aires, on this 18th day of the month of February, 2008, at 4:00 p.m., the undersigned members of the Audit Committee of BANCO MACRO S.A. met at the main office located at 447 Sarmiento Street.

Mr. Carlos Videla expressed that the purpose of the meeting was to make a decision whether to grant an indemnity in favor of the directors and statutory auditors by Banco Macro S.A. and that this would constitute an act with related parties under the terms of section 73 of decree No. 677/2001. Such an indemnity would be aimed at compensating the directors and statutory auditors for any economic damage they may suffer as a result of claims, demands, lawsuits, attachments, precautionary measures, costs, expenses and other applicable liabilities, including, without limitation, the payment of fees, interest, costs, legal costs and/or disbursements, originated in the performance of their duties as directors or statutory auditors of Banco Macro S.A..

The indemnity commitment under the aforementioned terms would not apply in the cases where the action or claim results from a fraudulent, dishonest, bad faith or malicious act, or gross negligence, on the part of the directors or statutory auditors.

Mr. Videla expressed that even though the amount of the indemnity could not be established a priori, it would be subject to the provisions of section 73, subsection b) of Decree No. Nº 677/2001. This is becauseany potential claim against its directors and/or statutory auditors could exceed the amount of Ar$ 100,000 one per cent (1%) of the assets of the corporation due to the magnitude of the operations and the importance of the entity, .

Next, Mr. Carlos Videla indicated that the draft indemnity letter to be granted had been distributed to the members of the committee prior to the meeting. Mr. Carlos Videla stated that, in the current market scenario characterized by constant change and increasing competitiveness, directors’ performance implies a potential exposure to new events of liability that may impact on their financial condition. Therefore, the indemnity to be granted would be useful to the management of the corporation, as it would promote dynamic corporate transactions in line with the market requirements.

Moreover, Mr. Videla pointed out that the company purchased the Directors & Officers (D&O) insurance to cover the economic consequences derived from the liability of directors in the performance of their professional duties. Consequently, the indemnity would be consistent with the policy implemented by the company and would also be in line with the practice observed in other countries, where it is not unusual to grant an indemnity in favor of directors.

As regarding statutory auditors, even if they act with due diligence and properly perform their obligations as auditors under the terms of Law No. 19,550, they may be held liable before governmental offices, shareholders of the company and third parties in general. Such liability might derive from their performance as statutory auditors and/or the breach of the obligations imposed on the company directors, while they hold office and even after their term has expired, in relation to the acts conducted during their performance as such.

Pursuant to the foregoing, this committee expressed its opinion that the act submitted for consideration would be appropriate given the ordinary and usual market conditions under the terms of section 73 of decree No. 677/2001.

There being no further business to transact, the meeting was adjourned at 4:30 p.m.

In the City of Buenos Aires, on this 18th day of the month of February, 2008, at 4:00 p.m., the undersigned members of the Auditing Committee of BANCO MACRO S.A. met at the main office located at 447 Sarmiento Street.

Mr. Carlos Videla expressed that the purpose of the meeting was to make a decision on the granting of an indemnity in favor of the directors and statutory auditors by Banco Macro S.A., for this would constitute an act with related parties under the terms of section 73 of decree No. 677/2001. Such an indemnity would be aimed at compensating the directors and statutory auditors for any economic damage they may suffer as a result of claims, demands, lawsuits, attachments, precautionary measures, costs, expenses and other applicable liabilities, including without limitation the payment of fees, interest, costs, legal costs and/or disbursements, originated in the performance of their duties as directors or statutory auditors of Banco Macro S.A..

The indemnity commitment under the aforementioned terms would not apply to the cases where the action or claim results from a fraudulent, dishonest, bad faith or malicious act, or gross negligence, on the part of the directors or statutory auditors.

Mr. Videla expressed that even though the amount of the indemnity could not be established a priori, it would be subject to the provisions of section 73, subsection b) of Decree No. Nº 677/2001. This is so for, given the magnitude of the operations and the importance of the entity, any potential claim against its directors and/or statutory auditors would exceed the amount of Ar$ 100,000 and one per cent (1%) of the assets of the corporation.

Following, Mr. Carlos Videla indicated that the draft indemnity letter to be granted had been distributed to the members of the committee prior to the meeting. Mr. Carlos Videla expressed that within the current market scenario, characterized by its constant change and increasing competitiveness, directors’ performance implies a potential exposure to new events of liability that may impact on their financial condition. Therefore, the indemnity to be granted would be useful to the management of the corporation, as it would promote dynamic corporate transactions in line with the market requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 19, 2008
MACRO BANK INC.

By: /s/ Roberto Eilbaum
Name: Roberto Eilbaum
Title: Director